UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Commission File No. 333-78481

CREO INC.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

CREO INC.

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer:

Creo Inc.
3700 Gilmore Way
Burnaby, B.C. V5G 4M1

Item 2. Date of Material Change:

The material change occurred on November 13, 2002.

Item 3. News Release:

A news release reporting the material change was issued on November 14, 2002 through the facilities of Canada News Wire. A copy of the news release is attached to this material change report as Schedule "A".

Item 4. Summary of Material Change:

On November 13, 2002 the board of directors of CREO adopted a shareholder rights plan (the "Plan"), the terms of which are set forth in a Shareholder Rights Plan Agreement (the "Agreement"). The Plan became effective on November 13, 2000, is subject to regulatory approval and requires ratification by a majority vote of shareholders at CREO's next annual meeting of shareholders scheduled for February, 2003. If not ratified by shareholders, the Plan will no longer be effective. Under the Plan, the acquisition of more than 20% of CREO's common shares ("Common Shares"), other than pursuant to a permitted bid (a "Permitted Bid"), is deterred by potential dilution of the bidder's shareholdings. A Permitted Bid is one made by a person (an "Offeror") to acquire all Common Shares, which remains open for a minimum period of 60 days (a shorter period in the case of a competing permitted bid (a "Competing Permitted Bid")), during which period no tendered shares may be acquired by the Offeror. If more than 50% of the Common Shares not held by the Offeror are tendered to the bid, the remaining shareholders are given a further 10 days to tender their Common Shares. The additional 10 day tendering period following a successful bid enables a shareholder's decision to accept or reject a bid to be separated from the decision to tender.

Neither the Board of Directors nor the management of CREO is aware of any interest by anyone to acquire a controlling interest in CREO.

Item 5. Full Description of Material Change:

On November 13, 2002 the Board adopted the Plan to become effective immediately. The purpose of the Plan is to encourage fair treatment of shareholders in connection with a take-over bid and to provide shareholders and the Board with more time to fully consider any unsolicited take-over bid for CREO and, if appropriate, to allow the Board more time to pursue other alternatives to maximize shareholder value. CREO has stated that it is not aware of any impending take-over bid for control of CREO.

Issue of Rights

To implement the Plan, the Board authorized the issuance, effective one minute after November 13, 2002 (the "Record Time"), of one right (a "Right") in respect of each outstanding Common Share to holders of record at the Record Time.

The Board also authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the Separation Time (as defined below). CREO has entered into the Agreement dated as of November 13, 2002 with Computershare Trust Company of Canada, as rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights and other related matters.

Exercise of Rights

The Rights are not exercisable initially and certificates representing them will not be sent to shareholders. Until the Separation Time (as defined below), the Rights will be transferred with the associated Common Shares. Subject to certain exceptions, the Rights will separate from the Common Shares and become exercisable eight trading days after the earlier of the first public announcement of the acquisition of beneficial ownership of more than 20% of CREO's Common Shares by any person or the commencement of or announcement of a person's intention to commence a takeover bid other than a Permitted Bid (as defined below) which would result in such person acquiring more than 20% of CREO's Common Shares, or such later time as the Board may determine (in any such case, the "Separation Time"). After the Separation Time, but prior to the occurrence of a Flip-in Event, each Right may be exercised to purchase one Common Share of CREO at the stipulated exercise price and each Series B Right may be exercised to purchase one Non-Common Share of CREO at the stipulated exercise price.

Certificates for Common Shares issued after the Record Time will bear a legend incorporating the Agreement by reference. As soon as is practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of Shares as of the Separation Time and the Right Certificates alone will evidence the Rights. The Rights expire on the tenth anniversary of the Plan (the "Expiration Date") unless earlier redeemed or exchanged by CREO. The Plan must, however, be reconfirmed by shareholders at the CREO annual meetings to be held in 2005 and 2008. The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time to prevent dilution upon the occurrence of certain corporate events affecting the Common Shares.

Flip-in Event

Upon the acquisition by any person, subject to certain exceptions (an "Acquiring Person") of more than 20% of the Common Shares (a "Flip-in Event") and following the Separation Time, each Right, other than a Right held by an Acquiring Person or its affiliates or associates, may be exercised to purchase that number of CREO Common Shares which have a market value equal to two times the exercise price of the Rights. Rights held by an Acquiring Person and its related group will be void.

Redemption and Waiver

The Rights may be redeemed by the Board, with the prior approval of the holders of Common Shares or Rights, as the case may be, at any time prior to the occurrence of a Flip-in Event, at a redemption price of $0.0001 per Right. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid.

The provisions of the Plan that apply upon the occurrence of a Flip-in Event may be waived at the option of the Board at any time prior to the occurrence of the relevant event in the case of a bid made by take-over bid circular. If the Board waives the Plan with respect to one take-over bid made by take-over bid circular, it is deemed to have waived the Plan for all other contemporaneous bids made by take-over bid circular. In addition, the operation of the Plan may be waived where a person has inadvertently become an Acquiring Person.

Permitted Bids

As with most of the rights plans that have been implemented in Canada, the Plan includes a "Permitted Bid" provision pursuant to which a take-over bid will not trigger the Rights if it meets specified conditions.

The conditions for a Permitted Bid include the following:

a. the bid must be made by take-over bid circular to all holders of CREO' Common Shares;

b. the bid must be subject to an irrevocable condition that no shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and only if more than 50% of the outstanding Common Shares held by shareholders ("independent shareholders") other than the offeror and its related parties have been tendered to the bid;

c. the bid must provide that Common Shares may be deposited at any time during the bid period and that any shares so deposited may be withdrawn at any time during such period; and

d. if more than 50% of the Common Shares held by independent shareholders are tendered to the bid, the offeror must extend the bid for 10 days to allow holders of Common Shares who did not tender initially to take advantage of the bid if they so choose.

Exemption for "Grandfathered Persons"

Any person (a "Grandfathered Person") who owned or controlled more than 20% of the outstanding Common Shares determined as of November 13, 2002 is exempt from triggering a Flip-in Event provided that such Grandfathered Person does not increase its ownership of Common Shares by more than 1% of the Common Shares outstanding at November 13, 2002.

Amendment of the Plan

Any amendments to the Plan (other than amendments prior to shareholder ratification of the Plan at the next meeting of shareholders of CREO and amendments to correct typographical errors or to maintain the enforceability of the Plan as a result of the change of law) must be submitted to the holders of Common Shares for prior approval at a meeting of such shareholders if made prior to the Separation Time and to the holders of Rights if made after the Separation Time.

Exercise Price

The initial exercise price of the Rights is US$30.00. The exercise price of the Rights is subject to adjustment from time to time in accordance with the provisions of the Rights Agreement.

Shareholder Approval

In accordance with stock exchange requirements, CREO intends to place the Plan before shareholders for ratification at the annual meeting of shareholders scheduled for February, 2002. The shareholder vote required for ratification of the Plan at this meeting will be the affirmative vote of a majority of the Common Shares voted at the meeting.

Item 6. Omitted Information:

Not applicable.

Item 7. Senior Officer knowledgeable about the Material Change and this Report:

Paul Kacir,
General Counsel
Creo Inc.
3700 Gilmore Way
Burnaby, B.C. V5G 4M1
Telephone: (604) 451-2700 Telecopier: (604) 419-2724

Item 8. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED November 15, 2002, at Burnaby, British Columbia.

CREO INC.

By: "Paul Kacir"
Name: Paul Kacir
Title: General Counsel

Schedule A
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com	creo

News release

For immediate release

Creo Adopts Shareholder Rights Plan

Vancouver, BC, CANADA (November 14, 2002) - Creo Inc. (NASDAQ: CREO; TSX: CRE) today announced the board of directors has adopted a shareholder rights plan. The plan is effective immediately.

The plan will provide the Creo board of directors and shareholders with more time to fully consider any unsolicited take-over bid. It will also provide the board with more time to pursue, if appropriate, other alternatives to maximize shareholder value. The plan is effective immediately and is subject to regulatory approval and ratification by Creo shareholders at the annual general meeting to be held on February 19, 2003. If approved by the shareholders, the plan will be subject to shareholder confirmation every three years and will expire in 10 years.

The rights issued under the plan to the shareholders will be exercisable only when a person, including any related party, acquires or announces its intention to acquire more than 20 percent of the company's outstanding common shares without complying with the "permitted bid" provisions of the plan or without approval of the Creo board of directors. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition and related parties, to purchase common shares of the company at a 50 percent discount to the market price at the time.

Under the plan, a permitted bid is a bid made to all shareholders and is open for acceptance for not less than 60 days. If, at the end of 60 days, more than 50 percent of the outstanding common shares, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may take up and pay for the shares but must extend the bid for a further 10 days to allow other shareholders to tender. Under the permitted bid mechanism, shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The board of directors will also have time to consider alternatives and to make recommendations to shareholders.

Creo is not adopting the Plan in response to any specific proposal to acquire control of the company, nor is it aware of any such effort. The Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.451.2700	T. +1.604.451.2700
F. +1.604.437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

/s/ Mark Dance
_______________________________
Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: November 20, 2002